Exhibit 99.1

News Release

Intec Pharma Announces Closing of $57.5 Million Public Offering of Ordinary Shares

JERUSALEM (August 21, 2017) – Intec Pharma Ltd. (NASDAQ and TASE: NTEC) today announced the closing of its previously announced offering of approximately 12.2 million of its ordinary shares, at a public offering price of $4.70 per ordinary share, which included a full exercise by the underwriters of their over-allotment option in the amount of 1,594,500 ordinary shares, for gross proceeds of approximately $57.5 million, before deducting underwriting discounts and commissions and other estimated offering expenses.

Oppenheimer & Co. Inc. acted as the sole book-running manager, Roth Capital Partners acted as lead manager, and Maxim Group LLC acted as co-manager in the offering.

Intec Pharma intends to use the net proceeds from this offering to fund its Phase III clinical trial for Accordion Pill Carbidopa/Levodopa, the company’s leading product candidate for the indication of treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, for working capital and for general corporate purposes.

The ordinary shares described above were issued pursuant to a shelf registration statement on Form F-3, previously filed with and subsequently declared effective by the Securities and Exchange Commission (SEC) on June 19, 2017. A final prospectus supplement and accompanying prospectus relating to the offering was filed with the SEC and is available on the SEC’s website at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to these ordinary shares may be obtained from Oppenheimer & Co. Inc., Attention: Syndicate Prospectus Department, 85 Broad Street, 26th Floor, New York, New York, 10004, or by telephone, at 212-667-8563, or e-mail at EquityProspectus@opco.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Intec Pharma Ltd.

Intec Pharma is a clinical-stage biopharmaceutical company focused on developing drugs based on its proprietary Accordion Pill platform technology. The Company’s Accordion Pill is an oral drug delivery system that is designed to improve the efficacy and safety of existing drugs and drugs in development by utilizing an efficient gastric retention and specific release mechanism. The Company’s product pipeline includes two product candidates in clinical trial stages: Accordion Pill Carbidopa/Levodopa, or AP-CD/LD, which is being developed for the treatment of Parkinson’s disease symptoms in advanced Parkinson’s disease patients, and AP-CBD/THC, an Accordion Pill with the two primary cannabinoids contained in Cannabis sativa, cannabidiol (CBD) and tetrahydrocannabinol (THC), which is being developed for various indications including low back neuropathic pain and fibromyalgia.

Safe Harbor Statement

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements within the meaning of the federal securities laws. This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters, and include statements regarding the Company’s future or operating performance. These forward-looking statements are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and the company undertakes no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of the company’s control. Important factors that could cause actual results, developments and business decisions to differ materially from forward-looking statements are described in the sections titled “Risk Factors” in the company’s filings with the Securities and Exchange Commission, and include the following: the company’s ability to develop and commercialize its product candidates and obtain additional financing necessary therefor; the length, cost and uncertain results of the company’s clinical trials; including uncertainty regarding the Company’s ability to enroll the required number of patients therein; the potential of adverse side effects, other safety risks, or legal prohibitions on the use of certain products in certain jurisdictions that could preclude the approval of the company’s drug candidates; the availability of reimbursement from government authorities and health insurance companies for the company’s products; the impact of product liability lawsuits; and the influence of extensive and costly government regulation.

Contacts:

Jeffrey A. Meckler

Chief Executive Officer

Intec Pharma Ltd.

646-374-8050

jeffrey@intecpharma.com

Anne Marie Fields

Senior Vice President

LHA Investor Relations

212-838-3777

afields@lhai.com